
SKIN
GUT
BRAIN

nourished3.com

NOURISHED3

Backed by 1M Fans - Disrupting the $6.3 Trillion Wellness Market with a Skin Health Revolution

OVERVIEW DETAILS POSTS WHAT INVESTORS SAY ASK A QUESTION

Highlights

Notable Angel

Raised $25k or more from a notable angel investor

Regular Updates

Founders have a strong track record of investor updates.

1. $1M in revenue with almost $0 spent on traditional advertising—proof of strong organic demand.

2. 30,000+ units sold, driven by loyal customers and organic growth.
3. Founder with 1M+ followers on YouTube & Instagram, creating a strong personal brand.
4. $4.9M in projected sales revenue over the next 18 months, showcasing rapid growth potential.
5. 85% gross margins with break-even already achieved—sustainable business model.
6. Award-winning skincare, featured in Elle, Vogue, InStyle, Harper's Bazaar and other top publications
7. Led by ex-C-Level executives from Allure, Target, Farfetch, and other leading brands.
8. Formulated to EU standards, banning 1,700+ harmful ingredients with innovative technology.

Featured Investors



Michelle Lee in

Invested $5,000

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Syndicate Lead

Beauty Brand Advisor | Ex-Netflix, Allure | Sequoia Scout

"With years of experience in the beauty industry—as Editor in Chief of Allure, a brand advisor, and an investor—it takes a lot to truly impress me. However, I'm genuinely inspired by the vision the NOURISHED3 team has for the future. Based on my own experience with the connection between skin-gut-brain—and getting to look under the hood at some of the fascinating research—I'm excited to see the vision become a reality. N3 is a brand with a unique perspective rooted in a real sense of love and trust with its community. They've also put together a smart, experienced, innovative team of industry pros who I trust to make this brand a big success."



Alex Ikonn in



Invested $10,000

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Co-founder of Intelligent Change | Creator of the Five Minute Journal

"I believe in Nourished3 because it redefines skincare by addressing the root causes through the powerful connection between skin, gut, and brain. With proven results, a loyal customer base, and industry-leading leadership, Nourished3 is more than just a product; it's a movement toward holistic well-being and long-term skin health."

Veritas Investments Uk Ltd

Invested $50,000

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Strategic portfolio investor

Veritas Investments UK Ltd, Partner

"We invest in companies across various markets that demonstrate high growth potential. Nourished3's innovative vision and approach to the skin-gut-brain connection truly resonate with us. The way Nourished3 has developed its strategy and innovation gives us full confidence in its success, which is why we have chosen to invest in Nourished3."

& 457 more

Team



Annie Jaffrey Chief Brand Officer & Co-founder

Beauty influencer with 14+ years of experience and 1,000,000 combined subscribers on YouTube and Instagram. With over 92 million views, she overcame severe acne using the skin-gut-brain method.



Mahmud Al-Smadi Chief Executive Officer & Co-founder

A brand visionary with 20 years of experience, he led a beauty enterprise as a cosmetologist, managing a 35-member team and achieving annual revenues exceeding $5 million.

nourished3.com



Kathryn Beaton Chief Operation Officer

Brand Architect with 20+ years of experience, successfully founded and scaled multiple businesses. Extensive retail experience in the beauty sector with close retailer relations: Sephora, ULTA, QVC, and Neiman Marcus.



Michelle Lee Board Advisor

Michelle Lee is an award-winning beauty industry advisor and fractional CMO/CBO. As Editor-in-Chief of Allure, she transformed the brand, championing diversity and redefining beauty standards. She was also VP of Global Editorial & Publishing at Netflix.



Caroline Rothwell Gerstein Chief Marketing Officer

Marketer with 22+ years of experience, collaborating with 300+ brands. Expert in scaling startups and creating disruptive strategies. Led marketing for iconic brands like Mario Badescu, Bliss, Glossier, and MAC.



Jill Belasco Executive Advisor

Beauty executive with 25+ years of experience, ex-CEO of Maesa (largest U.S. skincare incubator). Expert in sales and marketing, she has transformed businesses by creating new brands, leading acquisitions, and future-proofing iconic brands.



Shannon Santos Marketing Director

Marketer with 10+ years of experience leading teams and managing marketing and influencer efforts for Typology & Facetheory in Germany, Austria, and Switzerland.

Nourished3, The ultimate skin health trifecta: SKIN 🧴, GUT 🥑, BRAIN 🧠


Why NOURISHED 3 ?


NOURISHED 3

Born from the personal struggles and triumphs of its Co-Founder, Annie, who dealt with acne and problematic skin for years, which sent her down a path of holistic health and healing and motivated her in 2010 to start her own YouTube channel focused on topics related to wellness, skincare, and lifestyle.


1.000.000
Primed
Followers


80.000
Viewers
per week





Founder, Annie, **Before** | Founder Annie, **Now**


5 Simple Healthy Habits To Improve Your Life | NEW MAMA E
AnnieJaffrey
5 SIMPLE HABITS
TO IMPROVE YOUR LIFE
Watch on YouTube

During her journey, she was able to work with some of the biggest skincare and wellness-focused brands on the market. But even though all these brands existed, none of them had truly dedicated their efforts towards skin health in a

holistic way. It took her almost 10 years to heal and discover that achieving clear skin requires more than just external care. It involves external care, inner nourishment, and a peaceful mind, and scientific research can finally prove it. **This led us to create...**

NOURISHED *3*, **the first-ever *skincare brand*** to focus on the **skin-gut-brain axis.**

Nourished3 is not just a self-funded start-up with an idea and no outside capital; it holds immense potential in the $6.3 trillion wellness market.

We redefine skincare by focusing on wellness in a unique way. We target biomarkers (positive and negative health indicators) to improve the skin microbiome, sleep, relaxation, nutrient absorption, digestion, hormone balance, and immunity while reducing acne, aging, inflammation, mood swings, and cortisol levels to ultimately support skin health and longevity.

We've built a strong foundation of engaged supporters. Annie's strong customer connection through surveys shapes our product development, ensuring we deliver exactly what they want.

We are **everything you need** for ***lasting skin results***






1
SKIN HEALTH
Skincare
CUT HEALTH
Wellness Cookbooks
Aromatherapy
Mental Guidance & Courses
3
BRAIN HEALTH


CUT HEALTH
BRAIN HEALTH

We're Disrupting the Industry—and Here's the Proof

We've already achieved remarkable milestones, all without digital marketing spend or outside investment:

✅ **$1M in Lifetime Sales** – 30,000 units sold purely through organic growth.

✅ **High Customer Loyalty & Retention** – 82% Average Order Value with a 62% customer retention rate.

✅ **Clinically Backed & Patent-Pending Innovation** – Setting new standards in efficacy.

✅ **Strong Community** – 15,000+ customers and 15,000 email/SMS subscribers.

✅ **Impressive ROI** – Turned a $250K investment into $1M in revenue—a 4x return.

✅ **Proven Product Demand** – Each launch generates $80K–$120K in its first

✅ **Proven Product Demand** – Each launch generates $80K-$120K in its first month.

✅ **Industry Outperformance** – Built deep emotional connections with our customers while achieving product-market fit.

✅ **Organic Social Growth** – A dedicated Instagram following of 26,000+, with 15% Gen Z and 67% millennials who value sustainability and clean beauty.

✅ **Sustainable Growth** – Already breaking even, a rare feat at this stage.

✅ **Early Investor Interest** – Currently in discussions with top venture funds for Series A.

These milestones were achieved solely through our **direct-to-consumer (DTC) model**. With investment, we're poised to scale further, achieve positive cash flow, and amplify our success. With nearly €1,000,000 in total sales and minimal digital marketing spend, we are already close to breakeven. Our gross margins reach up to 85%.

CONVERSION RATE

4.7%

Our ability to convert potential customers into actual buyers is significantly stronger than that of the average competitor.

84% higher vs industry average of 2.33%

CUSTOMER RETENTION RATE

62%

7x more than the industry standard. It measures the percentage of customers who continue to do business with a company over a specific period.

170% higher vs industry average of 23%

LTV:CAC

17:1

This ratio is a key performance indicator that is crucial for ensuring success. With our current planned investment of $560K in marketing, we estimate $4.9M in Revenue with a target goal of $10M.

470% higher vs industry average of 3:1

Go-to-market Strategy

We're not just a startup—we're a global brand in the making, with headquarters in **Los Angeles and Munich** and a vision to make our wellness-focused products accessible worldwide.

Our strategy is to disrupt the beauty industry by leveraging **indie brand retailers, an omni-channel approach**, and partnerships with **wellness spas, hotels**, and both **online and offline retail channels.**

Phase 1 (2025): Building the Foundation

- Focus: **Direct-to-Consumer** (DTC) website sales with **influencer marketing, paid ads, and partnerships with wellness spas and hotels.**
- Goal: Expand our customer base from **7,000 to 25,000**, driving **$3.2M in revenue.**

Phase 2 (2026): Scaling Through Boutique Retailers

- Focus: Launch in **boutique beauty and wellness stores** and **luxury department stores** that value exclusivity and high-quality products.
- Goal: Achieve **$7.1M in revenue** by expanding our footprint in premium markets.

Phase 3 (2027): Mainstream Market Expansion

- Focus: Entry into **major beauty retailers like Sephora and Douglas,** backed by proven sales velocity and strong brand equity.
- Goal: Capture **$15.5M in revenue** by securing prime shelf placement in mainstream retail.

Throughout each phase, we'll leverage **PR and influencer marketing across YouTube, Instagram, and TikTok** to build brand awareness and customer loyalty.

By taking a measured, **phased approach**, we'll ensure sustainable growth, maximize our retail terms, and establish Nourished3 as a leader in the wellness-beauty industry.


PHASE 1: 2025
Reach & Credibility
PHASE 2: 2026
Proof of Concept
PHASE 3: 2027
Recognition
PHASE 4: 2028
Global Recognition
HOTELS & SPA
BEAUTY & WELLNESS RETAILER
MAJOR TOP-TIER BEAUTY RETAILER
GLOBAL RETAILER
FOUR SEASONS
ROSEWOOD
SOHO HOUSE
RAFFLES
SOFITEL
HYATT
Fairmont
GLOWBAR
HEYDAY
EQUINOX
well+good
POOSH
goop
credo
bluemercury
the detox market
EREWHON
BERGDORF GOODMAN
healf.
Alsterhaus
Neiman Marcus
Harrods
breuninger
KaDeWe
Oberpollinger
LUDWIG BECK
Proof of Concept:
Once proven the viability of our concept within the indie retailer market, we will leverage this evidence to approach larger retailers
SEPHORA
TARGET
DOUGLAS
SPACE NK
Boots
MECCA
cult BEAUTY

Instead of starting with major retailers and restrictive exclusivity agreements, we're taking a strategic approach by launching with smaller retailers to validate our concept and demonstrate sales velocity. This will provide us with a proven track record, strengthening our negotiating position for favorable terms and prime shelf placement—key factors for success when entering major retailers like Sephora and Douglas.

This step-by-step approach will be ***entirely profitable***, as we don't lose money or potential partnerships **in the process**.



$6M
$4M
$2M
$1M
$800K
$600K
$400K
$200K
Projected Revenue
Projected Revenue
Projected Revenue
2020
2021
2022
2023
2024
2025
PHASE 1
2026
PHASE 2

Future projections not guaranteed

The problem we address is undeniable and intensifies with each passing year, highlighting a growing need.

70% of the population *suffers* from *unresolved* skin issues.

Although numerous skincare products exist in this oversaturated market, most brands still focus only on topical standalone solutions, offering only short-term relief without addressing the root causes of problematic skin.

Scientific research confirms achieving lasting skin results ***requires a*** **skin, gut, and brain** ***approach!***



SKIN HEALTH
Affects
Inflamed, acne skin
Inadequate skincare
Appearance-related stress.
Acne and aging of the skin.
BRAIN HEALTH
PHYSICAL HEALTH
Skin-Gut-Brain Absence
Stressed, Inflamed Body & Skin
Mental stress causes
Inflamed bloodstream
Inflammation in the gut disrupts the hormonal balance.
The immune system weakens.
Imbalance gut microbiome
Affects
GUT HEALTH
Unbalanced diet

Our bodies are complex!

Using high-quality skincare is *just **one piece*** of the puzzle.

Here's Why a Holistic Skin-Gut-Brain Approach is Essential:

1. **Stress Starts the Cycle:** Seeing acne in the mirror triggers stress, increasing cortisol levels.
2. **Cortisol Causes Gut Inflammation:** Elevated cortisol disrupts hormonal balance and inflames the gut.
3. **Gut Imbalance Worsens:** Hormonal disruption throws off your gut microbiome.
4. **Diet Plays a Role:** An unbalanced diet can further disrupt the microbiome, weakening the immune system.
5. **Weakened Immunity Sparks Inflammation:** This inflammation spreads through the body and bloodstream.
6. **Inflammation Creates Acne and Speeds Aging:** Chronic inflammation not only causes breakouts but also accelerates skin aging.

And the cycle repeats! Breaking free from this loop requires a **holistic approach** that addresses the interconnectedness of the skin, gut, and brain.

It's no wonder

the ***acne treatment market*** is projected to grow from $14B to **$19B** in 8 years.


1 in 5 people *worldwide*
experience ***acne*** at some point

63%	60%	54%
look for acne products when shopping skincare.	**deal with serious stress** symptoms which cause inflammation.	**of acne patients also experience** an imbalance in their gut.
making acne the top skin concern for Gen Z and Millennials.	This figure rose to 66% among Gen Z and Millennials, making stress and anxiety their most reported symptoms.	Among adults aged 18-44, 63% of Gen Z and Millennials suffer from chronic digestive issues.

We offer everything you need for lasting skin health, longevity, and whole-body healing, all through clinically formulated and patented solutions under one brand. We tackle the root causes of problematic skin with a well-researched approach that prioritizes gut health and mental health alongside skin health, a concept known as Mind-Body Beauty, and Psycho-dermatology.

The tailwinds are in our favor

We uniquely achieve skin health *through overall well-being.*


Reduce stress and mood swings.
Reduce acne and aging of the skin.
BRAIN HEALTH
SKIN HEALTH
Skin-Gut-Brain Approach
Skin Health &Longevity
Improve
cortisol levels, sleep and relaxation
Improve
Skin Microbiome
Reduce Inflammation in the gut
Reduce Inflammation in the blood stream
Improve
nutrient absorption, digestion, hormone balance & Immunity
GUT HEALTH

We can capitalize on on three of the largest growing CPG markets

Beauty, Wellness, and Health.

Most brands can only capture a single market, but our unique approach

enables us to thrive across all three. Moreover, we have the strongest buying power in the industry, backed by the highest spenders in the wellness market.

Millennial women, our main audience

$1,380 annually

An average American spends

$200K in there life time

In a market where consumers are increasingly mindful of their internal and external health, we're tapping into a combined market value of $6,3 trillion, with a significant focus on the $14 billion acne treatment sector.

Our projections aim to capture 1% of the $14 billion acne treatment market, **targeting $140 million in potential revenue** across three key revenue streams in the next years.

$14B

Acne Treatment Market, projected to grow $19B by 2032, at CAGR 6.5%


$6.3T
The global wellness market
yearly growth 5-10%
$719 B
The global skincare, supplement
& mental health market

50M Americans
are affected by acne annually


$14B
The global acne market

79% of consumers, strongly agree that a healthy diet plays an equally important role in enhancing beauty as beauty products.

80% of the population wants to live a healthier life but don't know how.

49% of consumers using prebiotic foods do not experience any symptoms.

70% of consumers are interested in and willing to pay more for supplements with mood-boosting qualities (eg de-stressing)

82% of consumers indicated more purchases in the wellness category in the past year than in prior years.

65% of consumers globally value products that address mindfulness, nutrition and appearance together.

> **Consumers in every country spend the most money on products and services that promote better health.** Retailers like Sephora, Ulta, and Space NK are adding more wellness products as consumers prefer brands that support both well-being and beauty goals.
>
> **– McKinsey Market Report**

> I love your innovative vision and approach to this category. **The gut health market is still in its early innings, but with increasing research and discourse each year on the skin-gut-brain axis**, this market will only continue to grow, and we would love to participate in your series A.
>
> **– Highly reputable CPG VC**

The demand for better skin health is undeniable.

What's missing is a truly comprehensive solution for skin and wellness.

NOURISHED 3 fills this gap with a *holistic approach* to skin health.

We are changing the conversation around skincare by offer a better-priced, research-backed, all-encompassing solution with an innovative skin-gut-brain approach. **The demand for holistic health and wellness across all five dimensions is stronger than ever.** Our innovative skin-gut-brain approach fills a critical gap by seamlessly integrating all these dimensions into one solution



Skin Health
Skincare Focus
Gut Health
Supplements Focus
Mental Focus
Brain Health
DR. BARBARA STURM
($200 M)
THE NUE CO
($150 M)
NATURIUM
($355 M)
PAULA'S CHOICE SKINCARE
($2 B)
DECIEM
($2.2 B)
DRUNK ELEPHANT
(845 M)
PIQUE
AG1
($1.2 B)
Seed
($200 M)
Ritual
($200 M)
ARMRA COLOSTRUM
Moon Juice
($200 M)
goop
($400 M)
Better nutritions
Better appearance
Better health
Better sleep
Better mindfulnes
NOURISHED 3
Holistic Skin-gut-brain focus, backed by clinical trials
unplug
headspace
Mindvalley
wthn
BREATHERAPY
Intelligent Change
The FIVE-MINUTE JOURNAL

Our team has extensive experience *with successful renowned brands* and industry leaders and is well-equipped **to drive success.**

We are tailor-made for this challenge and well-equipped to drive success. Our growth team has deep expertise in product development, marketing, branding, community building, and scaling businesses within the skincare and wellness sector.



ANNIE JAFFREY
CO-FOUNDER & CBO

- 14 years experience in content creation
- Professional collaboration with thousands of brands around the world
- Has 1 million combined YouTube subscribers, highly engaged and ready to purchase
- Embodies the success of our concept through personal transformation

Global Influencer



MAHMUD AL-SMADI
CO-FOUNDER & CEO

- 15 years experience in the beauty industry.
- He is constantly introducing new ideas, products, or services.
- Led a beauty enterprise with a 35-member team
- Significant financial success surpassing $5 million revenues

Brand Visionary



JILL BELASCO
EXECUTIVE ADVISOR

- 25+ years of executive experience as sales, marketing, and general management leader
- Experienced in creating new brands, leading big acquisitions, and preparing iconic brands to be future ready
- Ex-CEO of Masea

Brandbuilding Expert



CYNDI ISGRIG
EXECUTIVE ADVISOR

- 25+ years of executive experience in beauty and finance
- Creates brand opportunities and market positioning
- Builds high-performing teams focused on revenue growth, market share, and profit
- Board member at CEW
- Ex-CEO & CFO of Dermstore & Target

Growth Expert



CAROLINE GERSTEIN
CMO

- 22+ years of experience in marketing
- Worked with 300+ brands in career
- Specialized in scaling startups and building strategy for positive market disruptions
- Developed strategic marketing plans for iconic brands such as Mario Badescu, Bliss, Farfetch, Glossier, MAC, OPI
- Ex-Vice President of Von Dutch

Marketing Expert, US



KATHRYN PAVES
COO

- 20+ years of experience in driving businesses towards sustained growth
- Brand Architect which founded and scaled multiple businesses
- Extensive retail experience in the beauty sector from prestige and professional channels and retailers: Sephora, ULTA, QVC, Neiman Marcus, Nordstrom.

CPG, Skincare Expert



SHANNON SANTOS
HEAD OF MARKETING

- Proven experience in marketing areas
- Expertise in leading teams to expand markets
- Oversaw marketing efforts and influencer management.
- Special focus on the DACH (Germany, Austria, Switzerland) market

Marketing Expert, DACH



LILLY COMBA
INFLUENCER MARKETING

- Highly experienced in influencer collaborations.
- Scaled "Seed" from $20K to $10 million yearly influencer spend generating 160K new customers in 2 years
- Achieved overall $100 million in revenue
- Ex Head of Influencer Marketing SEED

Influencer Expert

We are collaborating with leading

scientific experts to create products that ***truly make an impact*** on your skin.

Including an award-winning cosmetic chemist, nutraceutical expert and Naturopathic Doctor, gut microbiologist Dr. Amine, and HelloBiome, a clinical microbiome institution founded by Dr. Elsa Jungman, (patent co-inventor of K-18), all renowned for their knowledge on the skin-gut-brain axis. Together, we are developing coordinated formulations and conducting clinical trials that will help us promote healthier skin in the long term!



DR. ALBERTO
Skincare Chemist and Producer
• 35 years of experience in the skin, hair and color cosmetics field.
• Senior Developer at Ancorotti & Intercoss
Skincare Expert
ELSA JUNGMAN
Ph.D. in Skin Barrier Function Microbiome Science.
• Founder of HelloBiome
• K18 technology. Patent co-inventor
• Skin research Expert at the Clean Beauty Council
• Leads cross-functional teams from products conception to their launch.
Microbiome Expert
GRACE PARK
Ph.D in Microbiology - Gut & Skin Microbiome
• Co-Founder of HelloBiome
• Microbiological lab work. Isolation and safety evaluation of probiotics
• Study the effects of probiotics on the gut microbiome in obesity, gastric ulcer and IBD
Gut-Skin Expert
NICOLE BARNETT, ND
Product Development Scientist Nutraceuticals
• 20+ years in Nutraceutical R&D and Botanical Medicine
• Expert in Longevity, Cellular Aging, and Mitochondrial Health
• Skilled in NPD Scouting, Formulation, and Strategic Portfolio Planning
• GMP compliance and contract manufacturing specialist
• Claims analysis per FDA/EFSA standards
• Medical background in Nutritional Medicine
Product Expert
DR. AMINE ZOGANI
Microbiome Expert in Pre, Pro and Postbiotic
• Expert in microbiota, biochemistry, and molecular biology.
• Led R&D at S-Biomedic, focusing on skin microbiome to solve acne
• Member of the Stakeholders Advisory Board at Human Microbiome Action and the Editorial Board at Frontiers.
• Specializes in pharmaceuticals, supplements, nutrition, food, agri-food, and agriculture.
Probiotic Expert
RAE L MARTIN
Regulatory Compliance, Quality Assurance
• Global Product Registration and Product Filing
• Quality Systems Development and Implementation
• Food Safety Systems Development and Implementation - FSMA, FSVP, HACCP, SQF, GFSI, etc.Expert in microbiota, biochemistry, and molecular biology.
• Quality and Safety Assurance for FDA
Regulatory Expert

Our 3 Step Method

Clear Skin ®



MRSP
$160

Clarity Within ®



MRSP
$68

Calm Within ®



MRSP
$68


SKIN
INCL. POST BIOTIC
STEP 1
For a healthy & radiant skin surface
GUT
INCL. PRO BIOTICS
Step 2
For nourished skin cells & a healthy microbiome
BRAIN
INCL. PRE BIOTICS
Step 3
For a calm nervous system & balanced gut health
Hydration more
Emotional Balance
Elasticity better
Mood better
Claritiy more
Sleep better
Stress less
Wrinkles less
Relaxation more
Fine Lines less
Anxiety less
Acne less
Gut microbiome
Immunity better

Our products are specifically designed to target biomarkers of sensitive and acne-prone skin, aiming to achieve clear skin in the long term. With the ultimate goal to:

Improve:

- Skin microbiome
- Sleep and relaxation
- Nutrient absorption
- Digestion
- Hormone balance
- Immunity

Reduce:

- Acne
- Aging
- Inflammation
- Mood swings
- Stress and cortisol

Support all essentials for longevity:

- Skin health
- Gut health
- Brain health

Our skincare products feature clinically studied, best-in-class ingredients with minimal to no water dilutions, non-comedogenic formulations, up to 70% active ingredients for exceptional effectiveness, 100% vegan and crystal-infused compositions, and proven efficacy backed by 3,000+ five-star reviews and a 62% returning customer rate!

The First Clinically Studied Skin-Gut-Brain Health Company

🔬 Unmatched Science & Innovation:

- High absorption, high bioavailability, and high nutrient density for superior results.
- Powered by cutting-edge technology + patent-pending formulations.
- Third-party tested for quality, safety, and efficacy.

- A full-spectrum approach—postbiotics, prebiotics, and probiotics for total skin and gut health.
- Combines multiple supplements into one convenient, high-absorption daily dose.

Our ***skincare products*** are powerful and effective on their own, but when combined with our ***new supplements***, the results become transformative.

Targeted supplements focused on **gut** and **brain** health, with the **long-term goal of improving skin health**. This milestone completes the N3 trifecta and underscores our dedication to holistic wellness. These supplements are anticipated to launch between Q3 2025



Clarity Within ®
SKIN-GUT CARE
A skin and gut targeting blend to improve skin health from the inside out.
Capsule 1
Nano liposomal encapsulation with skin health ingredients, vitamins, minerals, antioxidants, botanical extracts.
(lesions reduction)
Liquid Skin Health Nutrition Blend
Beadlets Skin Health Nutrition Blend
Capsule 2
Probiotics
(lesions & stress reduction)
Skinbiotics & Psychobiotics Blend TM
Calm Within ®
BRAIN-GUT CARE
A gut and brain targeting blend to improve skin health from the inside out.
Capsule 1
Nano liposomal encapsulation with amino acids, vitamins, minerals, adaptogens, antioxidants, botanical a. herbal extract.
(stress reduction)
Liquid Brain Health Nutrition Blend
Beadlets Brain Health Nutrition Blend
Capsule 2
Prebiotics
(stress reduction)
Prebiotic TM

Our innovative supplements feature a **patented trifecta technology** that's

unmatched in today's market. Engineered for **superior bioavailability** (enhanced absorption), these products are backed by clinical trials and target specific **biomarkers** associated with skin, gut, and brain health.

Breakthrough Capsule-in-Capsule Technology

- **Outer Capsule:** Contains vitamins, minerals, antioxidants (cell protectors), botanical extracts, and adaptogens (stress-relief herbs) in both liquid and solid forms.
- **Inner Capsule:** Houses skinbiotic and psychobiotic strains in powder form to support the **gut-skin and gut-brain axis**.

This unique design promotes **skin health from within**, addressing the interconnected pathways between the gut, brain, and skin.

The gut-brain-skin axis is a complex communication network that involves immune modulation through cytokines and pro-inflammatory markers. Our product enhances immunity, thereby supporting this essential axis. Additionally, the nervous system, through neurotransmitters, plays a crucial role in skin health by facilitating communication between the skin and the brain, all supported by our gut-focused formulation. With the addition of our holistic nutrient kit, the impact is anticipated to be even more remarkable.

Our body consists of 90% Microbial Cells (Germs), and our Skinbiotics and Psychobiotics: Support the skin's microbiome by balancing beneficial bacteria, reducing issues like acne and irritation.

Our 8-week (inner capsule) probiotics alone study underscores the transformative power in enhancing skin health by targeting gut and brain health.

Psycho-biotic Strains *Result after 8 weeks*

79%	31%	74%	74%
reported significant	**decrease** in	experienced better sleep	observed **reduced**

improvements in mental well-being

perceived stress

quality, with **improved** ability to fall and stay asleep

psychological stress

Skin-biotic Strains *Result after 8 weeks*

56%
Reduction in papules

82%
reported **smoother** skin with **better** texture

18%
Improvement in body skin hydration

68%
experienced **enhanced** skin firmness

16%
Decrease in facial wrinkles

22%
Reduction in forehead wrinkles

76%
noticed **fewer** fine lines

85%
of participants felt their skin was **more** hydrated and moisturized

Post-Funding Vision

With funding, we'll continue advancing research and development to validate and expand the benefits of our products. Our (N3) SKIN-GUT-BRAIN Kit will serve as the cornerstone for ongoing and new clinical studies, anticipated to demonstrate outcomes such as:

- Enhanced skin clarity and hydration.
- Improved gut microbiome balance.
- Reduced stress and cortisol levels.

This strategic focus ensures our solutions are both clinically proven and market-ready, empowering customers to achieve truly transformative results.

Our products are produced in Europe with the **highest standrads in the world.**

Banning 1700 harmful ingredients *including carcinogenic, mutagenic, or toxic to reproduction.*

SENSITIVE SKIN · NON COMEDOGENIC · PH BALANCED · PORE CLEANSING · HIGH EFFECICY · NON TOXIC CMR · GMP CERTIFIED

FREE GMP

DERMATOLOGICALLY TESTED | CLEAN | VEGAN | FAIR TRADE | CRUELTY FREE | STANDARDS EU | CERTIFIED KOSHER HALAL

Customer Love

A remarkable 62% retention rate shows that our customers are ***already satisfied with our first pillar*** and anticipate the additional pillar launches for the trifecta.



★★★★★

BEST CLEANSER!

I can't praise this cleanser enough! It does exactly what it's supposed to: gently cleanses the skin while completely removing all makeup. The packaging, consistency, and color are also incredible bonuses. I usually use KORA Organics, but NOURISHED3 is absolutely a worthy competitor!



★★★★★

NR 1 OF ALL TIME

I cannot live without the mask, which is similar to the alpha beta peel pads from Dr. Dennis Gross. I wish they sold the sample sizes to buy so I could take a few packs on vacation. I love it so much that it totally exceeded my expectations. Well done!



★★★★★

BIG LOVE

I love this cream - the packaging, the texture, and above all, the effect! I've actually had a favorite for several years with the Drunk Elephant PP-Cream, but this one has now taken its place



★★★★★

BEAUTIFUL

The scent is so light and beautiful I wish it was a perfume! It creates such a calming atmosphere and the smell last for a good amount of time. I love it and I will definitely continue to purchase.

Hi Annie & Mo! ☺️ I just wanted to share a quick progress story with you. I've been struggling with acne for about 12 years and have tried countless treatments, strong





medication and every cream and potion you could imagine 😞 The medication helped short term but was hard on the liver and stomach so not a long term option.

I've been watching your vlogs since the beginning days and started using your cleanser & moisturizer a few weeks ago. A little late to the Nourished3 party but the best skincare decision I've made! Literally GAME CHANGING products! Along with your products and a better mindset towards my body and skin and prioritizing health and wellness I've seen the biggest improvement in my skin and haven't felt this confident and optimistic in so many years.

A big thank you for helping me gain my confidence and life back!

❤️



BEFORE



AFTER


BEFORE
AFTER
BEFORE
AFTER


BEFORE
AFTER
BEFORE
AFTER

Featured by leading publications

ELLE · GQ · Harper's BAZAAR · VOGUE · InStyle · L'OFFICIEL · GLAMOUR

With your investment, we will expand our ***online presence to retailers***, and ***collaborate with influencers*** to reach more people with our exceptional products.

We aim to scale our marketing spend from $0 to $560K, conservatively generating up to $4.9M in revenue over the next 18 months.

45% MARKETING

BRAND AWARENESS
- Beauty box (200K Samples): $20K
- Influencers as educators: $420K
- Tester kit (Skin-Gut-Brain): $30K
- Hotel & spa marketing: $16K
- Boutique retailer marketing: $5K
- Brand marketing: $69K

OUTCOME
- **DTC Revenue:** $3.1M
- **Hotel & SPA's Revenue:** $1.7M
- **Retailer Revenue:** $50K

31% TEAM & OPERATION

TEAM:
- Grow internal team: $280K

OPERATIONS:
- Legal, office: $22K

WEFUNDER FEES:
- $85K

OUTCOME
- **Support all areas of the business:** Hire Key team members in Operation, Marketing, SPA & Retail

22% RESEARCH & DEVELOPMENT

PRODUCT DEVELOPMENT:
- 2x Products for skin-gut-brain: $150K

RESEARCH:
- Clinical trials (Skin-Gut-Brain Axis) with HelloBiome: $25k
- Developement Team: $95K

OUTCOME
- **Gut Product:** Gut-Skin NutriProSyn ®
- **Brain Product:** Gut-Brain NutriProSyn ®
- **Clinical Trials:** To effectively support the skin-gut-brain axis to promote healthier skin

2% SOFTWARE

PERFORMANCE:
- Influencer & paid marketing tracking: $15K

OUTCOME
- **Performance Tracking:** Monitor Customer Acquisition Cost & Lifetime value

Future projections not guaranteed

Why You Should Invest in Nourished3!

Approximately 70% of the population suffers from unresolved skin issues. The market is currently saturated with brands offering standalone, topical solutions that fail to deliver long-term results for skin health. Meanwhile, consumer demand for holistic health and wellness across five essential dimensions is stronger than ever:

- Better Nutrition
- Better Sleep
- Better Mindfulness
- Better Health

Nourished3's innovative skin-gut-brain approach fills a critical gap by integrating all these dimensions into one comprehensive solution. We are the first skincare-wellness brand scientifically focused on the skin-gut-brain axis, addressing skin health from within.

Market tailwinds are in our favor, with demand for comprehensive wellness solutions growing exponentially. While the gut health market is still in its early stages, it benefits from increasing research and attention on the skin-gut-brain connection, ensuring continued growth.

- Total Addressable Market: The $5.6 trillion global wellness market, representing 5.6% of global economic output, is expanding at a rate of 5-10% annually and is projected to reach $8.5 trillion by 2027.
- Target Market: The acne treatment market alone is expected to reach $19 billion by 2032, with a CAGR of 6.5% (2023-2032). In the U.S. alone, 50 million people are affected by acne each year.

In today's market, consumers are more informed than ever about what they

consume, both internally and externally. Nourished3 is uniquely positioned to capitalize on three of the fastest-growing sectors—Beauty, Wellness, and Health—with limitless potential for our breakthrough brand.

Investing in Nourished3 offers a unique opportunity to support an innovative, high-growth approach to skin health. With as little as $150, you can join as an investor. This investment holds significant return potential, with an anticipated 50x multiple over the next 10 years as we scale to meet growing market demand.

We hope you'll invest in Nourished3 and help us scale to new heights. Thank you for believing in us and our mission. Stay nourished, stay inspired, and let's make a difference together.

We are looking forward to welcoming you to the company.



Your N3 Team

Bonus:

Media Partnerships: We secured strong interest from two major multimedia companies with keen interest on a $1M equity-for-media deal structure each.

- 1. In the US, encompassing seven agencies (including Influencer and Brand agencies) They are keen on a $1M equity-for-media deal structure.
- 2. In the DACH region (Germany, Austria, Switzerland) which features 14 TV channels with 60 million views per month. They are keen on a $1M equity-for-media deal structure.

Commitment: We're thrilled to announce that two of the most highly reputable CPG VCs in the US have committed to leading our Series A round in the next 18 months.

This ensures that your investment is well-positioned to maximize returns and capitalize on potential opportunities.

Frequently asked questions:

On which terms are you raising?

- The first $250K being raised will invest in a SAFE with a $7M valuation cap (12,5% better term) Early Bird.
- All investors who join after $250K can join on the normal SAFE with a $8M valuation cap.

Which means we expect our company to be worth $8M in the next 18 months.
We are capping the valuation at $8M, which means that even if the company's value rises to $12M in the next 18 months, you will receive shares at the $8M valuation, giving you more shares in the company.

Why 18 months?

By investing in our SEED round, you are securing shares that will be valued during our Series A (the next priced round). We expect our company to be worth $8M in the next 18 months, which is when we plan to launch Series

Do you offer perks?

Yes! We're excited to offer you exclusive perks based on your investment level in Nourished3.Each milestone unlocks addtional categories of perks:

$250
- $50 gift card

$500
- $50 gift card
- Access to our exclusive private investor newsletter, featuring the latest news and updates.

$1,500
- $100 gift card
- Join a quarterly Zoom call with wellness prioritizers and like-minded individuals.

$2,500
- $100 gift card
- Personalized video message from the founders expressing their gratitude
- 30% discount on up to 10 orders per year (maximum 10 units per order)

A, following the close of this SEED round.
You might wonder why 18 months? This is how long the current investment will support our growth before we need to raise additional funds through Series A.

Who and how much can you invest?

In principle, any natural person who is at least 18 years old can invest from all over the world can invest between $150-$20,000

- [illegible] discount on up to 10 orders per year (maximum 10 units per order)

$5,000
- $100 gift card
- Zoom call with the founders to express their gratitude
- 40% discount instead on up to 10 orders per year (maximum 10 units per order)

$20,000
- $100 gift card
- A full weekend in Italy with the founders on our costs

When will you get your return on investment?

You will get your return on investment in the following scenarios:

Scenario 1: Exit Event (Acquisition or Merger)
If the company is acquired by a big venture firm or by a company like P&G, or merges with another company, the investors in the SPV will receive their share of the proceeds based on the terms of the acquisition or merger. The amount received depends on the valuation at the time of the acquisition.

Scenario 2: Initial Public Offering (IPO)
If the company goes public, SPV investors can either receive shares of the public company or cash out their investment.

Scenario 3: Dividends
If the company becomes profitable and decides to issue dividends, SPV investors might receive periodic payments. The good thing is we are already break-even, and the investment will get us cash flow positive.

When do you plan to consider an exit strategy?

At the moment, we are fully focused on growing the business to its full potential. However, we do anticipate considering an exit within the next 5 to 10 years.

How much can I potentially earn from this investment?

We project a potential return of up to 50 times your investment over the next 10 years.

Here's what that could mean for different investment amounts:

- $250 investment could grow to $12,500
- $500 investment could grow to $25,000
- $1,000 investment could grow to $50,000
- $1,500 investment could grow to $75,000
- $2,500 investment could grow to $125,000
- $5,000 investment could grow to $250,000
- $20,000 investment could grow to $1,000,000

However, its impossible to predict future investment returns. It's crucial to invest only what you can afford to lose. There is no guarantee of significant returns or any return at all, and there is a risk that you may lose some or all of your investment. Make sure your investment does not impact your personal finances or lifestyle.

Is the wellness market a good market to invest?

- The skincare and wellness market is stable even in uncertain times, making it ideal for first-time investors. These products remain in demand as people constantly seek small luxuries to maintain a sense of normality.
- The U.S. wellness market alone is worth $480 billion and is growing at 5-10% annually. Globally, it's a $1.8 trillion market with similar growth.

How does your monthly profit currently look?

While our cost of goods sold (COGS) is well-controlled, providing strong gross margins of 65%-75%, our operational expenses have been temporarily higher due to ongoing fundraising efforts, which has made it challenging to reach profitability at this time. These additional costs include:

- Legal fees for agreements and regulatory compliance
- Accounting and financial reviews
- Marketing and PR for campaign promotion
- Platform fees for crowdfunding
- Consulting and advisory fees
- Investor relations and communication costs

It's important to note that these higher expenses are not typical, and normally, our operational costs are much lower. Despite these temporary costs, it's worth highlighting that reaching breakeven at this early stage of our company's growth is a significant milestone, especially without external funding or large marketing efforts. This is not common for companies at a similar stage.

As shared on Wefunder, The Wellness Holding Inc. was established recently, and the financials reflect Nourished3's performance from February to July 2024, with $50,402 in revenue during this period. Our business is highly seasonal, with 75% of sales occurring in Q3 and Q4.

While we cannot show financials from the last 12 months due to regulatory guidelines, Nourished3 has averaged $225,000 in annual revenue over the past two years.

When are you looking to be fully profitable?

We expect to achieve profitability within 3-6 months post-funding. It's worth highlighting that reaching breakeven at this early stage of our company's growth is a significant milestone, especially considering we've done this without external funding or major marketing efforts. This is not common for companies at a similar stage.